Exhibit 99.1

Stantec Releases New Annual Sustainability Report Highlighting the Company’s Global Impact

The company has been recognized for climate leadership by CDP and named as one of the 100 most sustainable companies in the world by Corporate Knights

EDMONTON, Alberta & NEW YORK--(BUSINESS WIRE)--April 28, 2020--Stantec released its 13th annual Sustainability Report, providing a comprehensive record of the company’s sustainability practices, contributions, awards, and worldwide impact for the fiscal year ending December 31, 2019. The report highlights Stantec’s focus on addressing the three pillars of sustainability—environmental, social, and governance (ESG). The Sustainability Report aligns with international frameworks and emphasizes recognitions from leading authorities. These recognitions include an “A-” grade from CDP for Climate Leadership, inclusion on the ESG-based Jantzi Social Index, and recognition from Corporate Knights as one of the 100 Most Sustainable Companies in the World and one of the 50 Best Canadian Corporate Citizens.

“Sustainability is ingrained in the very fabric of our business at Stantec and our work building strong, resilient communities,” said Gord Johnston, Stantec’s president and chief executive officer. “Supporting a sustainable future is not just our responsibility, it’s how we best serve our clients, improve the lives of our people, and continue leading the industry.”

Stantec has demonstrated its commitment to sustainability through its global project work, operational practices, and corporate leadership, including, but not limited to:

  Continuing to actively support the United Nations (UN) Global Compact and the Sustainable Development Goals through its project work and corporate actions
  Reducing corporate Scope 1 and 2 emissions by 39 percent since a 2013 baseline
  Introducing a print management program in the United States that has reduced paper use by more than 35 percent
  Managing the European Union (EU) Global Technical Assistance Facility (TAF) for Sustainable Energy—theEU’s largest consultancy contract for sustainable energy—which aims to double the share of renewable energy and enhance energy-efficiency, while ensuring universal access to modern energy services throughout Africa, Latin America, and Asia
  Designing a water conveyance project in Abu Dhabi, United Arab Emirates that uses recycled municipal wastewater to irrigate Saadiyat Island—a cultural center celebrating Emirati heritage
  Designing modern, eco-friendly affordable housing in Taipei, Taiwan for vulnerable populations that support social interactions, healthy lifestyles, public-transit use, and access to nature
  Leading the Houston Resiliency Innovation Workshop to address the impacts of climate change, social inequity, and environmental degradation in Houston, Texas after Hurricane Harvey
  Helping develop and implement a plan to restore and create native habitats for tidal estuarine fish and rare coastal upland forests in Bradenton, Florida’s Robinson Preserve

Recognized in the Industry

The company’s dedication to building stronger, more sustainable communities is evidenced by its industry recognitions. Newsweek recently named Stantec as one of the Top 100 Smart Cities Providers at the magazine’s inaugural Momentum Awards. The firm was also ranked number 3 on Building Design + Construction magazine’s Top 215 Green Design Firms and number 8 on both Engineering News-Record’s Top 100 Green Design Firms and Top 200 Environmental Firms.

Social Sustainability

To advance sustainability through social betterment in its partnerships, charitable investments, and people-centered workplace, Stantec played an active role in several global diversity initiatives including Pride at Work Canada, The Diversity Agenda, and WePOWER Asia. In 2019, the firm notably diversified the gender balance of its board of directors and executive officers, bringing the total female representation to 44 percent and 20 percent, respectively. The firm has also committed to building and maintaining respectful and sustainable relationships with Indigenous Peoples and communities by expanding the scope of its Indigenous Relations work in North America and Australia.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Design with community in mind

Contacts

Media Contact
Danny Craig
Stantec Media Relations
Ph: 949-923-6085
danny.craig@stantec.com

Investor Relations Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com